================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                                ----------------

                      UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    91336M204
                                 (CUSIP NUMBER)

                            SUZANNE L. NIEMEYER, ESQ.
                GENERAL COUNSEL, MANAGING DIRECTOR AND SECRETARY
                          INTERNET CAPITAL GROUP, INC.
                                  600 BUILDING
                              435 DEVON PARK DRIVE
                            WAYNE, PENNSYLVANIA 19087
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:
                           CHRISTOPHER G. KARRAS, ESQ.
                                   DECHERT LLP
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2793

                                  JULY 23, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13D-1(e), 240.13D-1(f) OR 240.13D-1(g),
CHECK THE FOLLOWING BOX [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THIS INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP NO. 913363 10 7
----------------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS              INTERNET CAPITAL GROUP, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                   23-2996071
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX              (A) [ ]
         IF A MEMBER OF A GROUP                 (B) [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)     N/A
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES                                7)  SOLE VOTING
BENEFICIALLY OWNED BY EACH                          POWER                     0
                                                --------------------------------
REPORTING PERSON WITH                           8)  SHARED VOTING
                                                    POWER            1,083,206*
                                                --------------------------------
                                                9)  SOLE DISPOSITIVE
                                                    POWER                     0
                                                --------------------------------
                                                10) SHARED DISPOSITIVE
                                                    POWER            1,083,206*
                                                --------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON         1,083,206*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES        [X]
         (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED

         BY AMOUNT IN ROW (11)                  9.47%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE          CO
         INSTRUCTIONS)

* Does not include 3,500 shares of Common Stock subject to a purchase option held by Mr. Anthony P. Dolanski, the Chief Financial Officer of Internet Capital Group, Inc. Internet Capital Group, Inc. does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership thereof.

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CUSIP NO. 913363 10 7
----------------------------------
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1)       NAME OF REPORTING PERSONS              ICG HOLDINGS, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                   51-0396570
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX              (A)[ ]
         IF A MEMBER OF A GROUP                 (B)[X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)     N/A
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES                                7)  SOLE VOTING
BENEFICIALLY OWNED BY EACH                          POWER                      0
REPORTING PERSON WITH                           --------------------------------
                                                8)  SHARED VOTING
                                                    POWER             1,083,206*
                                                --------------------------------
                                                9)  SOLE DISPOSITIVE
                                                    POWER                      0
                                                --------------------------------
                                                10) SHARED DISPOSITIVE
                                                    POWER             1,083,206*
                                                --------------------------------
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON         1,083,206*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES    [X]
         (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                  9.47%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE          CO
         INSTRUCTIONS)
--------------------------------------------------------------------------------

* Does not include 3,500 shares of Common Stock subject to a purchase option held by Mr. Anthony P. Dolanski, the Chief Financial Officer of Internet Capital Group, Inc. ICG Holdings, Inc. does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership thereof.

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ITEM 1. SECURITY AND ISSUER

      This Amendment No. 3 (this "Amendment No. 3") to Statement on Schedule 13D (the "Statement") amends the Statement previously filed on March 23, 2000, as amended on January 8, 2002 ("Amendment No. 1") and April 15, 2003 ("Amendment No. 2"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Universal Access Global Holdings Inc. (the "Issuer"), a Delaware corporation having its principal place of business at 233 South Wacker Drive, Suite 600, Chicago, Illinois 60606. This Amendment No. 3 reflects the change in percentage ownership of Internet Capital Group, Inc., a Delaware corporation ("ICG"), and ICG Holdings, Inc., a Delaware corporation ("Holdings" and, together with ICG, the "Reporting Persons"), caused by the Common Stock issuance by the Issuer made in connection with the Stock Purchase Agreement, dated as of April 7, 2003, by and between CityNet Telecommunications Inc. and the Issuer. This Amendment No. 3 also reflects the change in the number of shares beneficially owned by the Reporting Person due to a one-for-twenty reverse stock split by the Issuer, effective at the close of business on August 8, 2003. This Amendment No. 3 does not reflect any transaction on the part of the Reporting Persons. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Statement or Amendment No. 1 and Amendment No. 2 thereto.

ITEM 2. IDENTITY AND BACKGROUND

      The information required by Item 2(a-c) of Schedule 13D about the identity and background of the executive officers and directors of (i) ICG is hereby amended and restated as set forth on Schedule I hereto; and (ii) Holdings is hereby amended and restated as set forth on Schedule II hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1  Joint Filing Agreement dated August 18, 2003.

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                                    Signature

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 18, 2003                       INTERNET CAPITAL GROUP, INC.


                                            By:      /s/ Suzanne L. Niemeyer
                                                 -------------------------------
                                                 Suzanne L. Niemeyer
                                                 General Counsel, Managing
                                                 Director and Secretary

Dated August 18, 2003                       ICG HOLDINGS, INC.

                                            By:      /s/ Suzanne L. Niemeyer
                                                 -------------------------------
                                                 Suzanne L. Niemeyer
                                                 Vice President and Secretary